

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Todd Cunfer
Chief Financial Officer
Simply Good Foods Co
1225 17th Street, Suite 1000
Denver, CO 80202

      Re: Simply Good Foods Co
            Form 10-K for the fiscal year ended August 29, 2020
            Filed October 28, 2020
            File No. 1-38115

Dear Mr. Cunfer:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing